EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM

TSX-V: ASM

FSE: GV6

August 17, 2015

AVINO ANNOUNCES CLOSING OF CONCENTRATES

PREPAYMENT AGREEMENT WITH SAMSUNG C&T

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-MKT; “Avino” or “the Company”) is pleased to report that further to the Company’s press release dated July 9, 2015, the Company has closed the concentrates prepayment agreement with Samsung C&T U.K. Ltd. (“Samsung”) for USD $10 million, and has received the prepayment amount from Samsung.

The Company will use the prepayment amount for mining equipment and to optimize development of its projects for increased productivity, as well as improvements to its tailings impoundment facilities, and general working capital requirements. The prepayment agreement with Samsung relates to the sale of concentrates produced from the Company's Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

The Company has already sent the first shipment of concentrates to the smelter for Samsung; the expected sailing date from Manzanillo is August 30, 2015.

Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne Property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & Chief Executive Officer

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.